Exhibit T3A.2.66

ARTICLES OF INCORPORATION

To:	Department of Consumer and Regulatory Affairs Washington, D. C. 20001

We, the undersigned natural persons of the age of eighteen years or more, acting as incorporators of a corporation under the Business Corporation Act (D.C. Code, 1981 edition, Title 29, Chapter 3), adopt the following Articles of Incorporation:

FIRST:	The name of the corporation is

RITE AID OF WASHINGTON, D.C., INC.

SECOND:	The period of its duration is perpetual.

THIRD:	The purpose or purposes for which the corporation is organized are:

To engage in the business of preparing, compounding, producing, importing, exporting, storing, acquiring, buying, selling, contracting with others to produce, supply, or deal in and with, disposing at retail, marketing, distributing, and dealing in and with, in accordance with rules and regulations, licensing requirements, and all pertinent and legal restraints and limitations, all kinds of drugs, chemicals, medicines, pharmaceutical products, physicians’ and surgeons’ supplies and all supplies, required by invalids, paints, colors, cosmetics, perfumes, toilet supplies, stationery and stationery supplies, novelities, tobacco in all forms ice cream, confectionery, and soft drinks; to fill prescriptions, maintain newsstands, soda fountains and lunch counters, and do everything pertaining to the drug store business and to own, lease, manage and operate pharmacies of all types. Also, to engage in the selling and renting of video tapes.

FOURTH:     The aggregate number of shares which the corporation is authorized to issue is One Thousand (1,000) common shares with par value of One Dollar ($1.00) each.

FIFTH:          The corporation will not commence business until at least One Thousand Dollars ($1,000.00) has been received as initial capitalization.

SIXTH:          In all elections of directors each shareholder shall be entitled to as many votes as shall equal the number of votes which, except for such provisions as to cumulative voting, he would be entitled to cast for the election of directors with respect to his shares multiplied by the number of directors to be elected, and he may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them, as he may see fit, which right, when exercised, shall be termed cumulative voting.

SEVENTH:    The provisions for the regulation of the internal affairs of the corporation are:

  The power to make, alter, amend or repeal the by-laws is to be reserved to the shareholders.

EIGHTH:       The address, including street and number, of the initial registered, office of the corporation is 1030 - 15th Street, N. W., c/o C T Corporation System, Washington, D.C. 20005 and the name of the initial registered agent at such address is C T CORPORATION SYSTEM

NINTH:         The number of directors constituting the initial board of directors of the corporation is Three (3) and the names and addresses, including street and number, if any, of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are:

Name	Address

Martin L. Grass	Railroad Ave. & Trindle Road Shiremanstown, PA 17011

Alex Grass	Railroad Ave. & Trindle Road Shiremanstown, PA 17011

Franklin C. Brown	Railroad Ave. & Trindle Road Shiremanstown, PA 17011

TENTH:        The name and address, including street and number, if any, of each incorporator is:

Name	Address

Marian L. Stengel	123 S. Broad Street Philadelphia, PA 19109

Kevin A. Carey	123 S. Broad Street Philadelphia, PA 19109

Joseph T. McLoughlin	123 S. Broad Street Philadelphia, PA 19109

Dated July 29, 1987.

/s/ MARIAN L. STENGEL
MARIAN L. STENGEL

/s/ KEVIN A. CAREY
KEVIN A. CAREY

/s/ JOSEPH T. McLOUGHLIN
JOSEPH T. McLOUGHLIN